ALTUS MIDSTREAM COMPANY

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, TX 77056-4400

(713) 296-6000

December 10, 2018

VIA EDGAR

Kevin Dougherty

Assistant Director

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-228467)

Dear Mr. Dougherty:

Reference is made to our letter, filed as correspondence via EDGAR on December 6, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, December 10, 2018 at 4:00 p.m. Eastern Standard Time, in accordance with Rules 460 and 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ALTUS MIDSTREAM COMPANY

By:	/s/ Ben C. Rodgers
Ben C. Rodgers
Chief Financial Officer

cc: John C. Clutterbuck and Courtney Cochran Butler, Hunton Andrews Kurth LLP (via E-mail)